SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*


                           The Phoenix Companies, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    71902E109
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  July 16, 2008
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 71902E109                                           Page 2 of 10 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    10,000,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                10,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,000,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 71902E109                                           Page 3 of 10 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    10,000,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                10,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,000,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 71902E109                                           Page 4 of 10 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    6,233,200
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,233,200
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,233,200
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the
Schedule 13D filed on July 11, 2008 (as amended by this Amendment No. 1, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Daniel S. Loeb, an individual ("Mr. Loeb"), and Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund", and together with the Management Company and Mr. Loeb, the "Reporting Persons"). This Amendment No. 1 relates to the common stock, par value $0.01 per share (the "Common Stock"), of The Phoenix Companies, Inc., a Delaware corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, including the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and Mr. Loeb and the Management Company may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 2.   Identity and Background.

     Item 2 of the Schedule 13D is hereby amended by adding the following thereto:

     (a) The Offshore Fund is organized as a limited liability exempted company under the laws of the Cayman Islands.

     (b) The address of the principal business and principal office of the Offshore Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands, British West Indies.

     (c) The principal business of the Offshore Fund is to invest and trade in securities.

     (d) Neither the Offshore Fund nor, to the best of its knowledge, any of its directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the Offshore Fund nor, to the best of its knowledge, any of its directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Funds expended an aggregate of approximately $97,694,726 of their own investment capital to acquire the 10,000,000 shares of Common Stock held by them. The Offshore Fund expended an aggregate of approximately $60,776,954 of its own investment capital to acquire its 6,233,200 shares of Common Stock. The Funds effect purchases of securities primarily through margin accounts maintained for them with Goldman, Sachs & Co., Citigroup Global Markets, Inc., UBS Securities LLC, and Bear, Stearns Securities Corp., which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firms' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.   Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) As of the date of this Schedule 13D, the Management Company and Mr. Loeb beneficially own 10,000,000 shares of Common Stock (the "Shares"). The Shares represent 8.7% of the 114,400,000 shares of Common Stock outstanding as of April 30, 2008, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008. The percentages used herein and in the rest of this statement are calculated based upon such number of outstanding shares. As of the date of this Schedule 13D, the Offshore Fund directly beneficially owns 6,233,200 shares of Common Stock, representing 5.4% of the outstanding shares of Common Stock. None of the other individual Funds owns a number of shares of Common Stock representing more than five percent of such total.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 10,000,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting power and dispositive power over the 6,233,200 shares of Common Stock directly beneficially owned by the Offshore Fund.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds (at the direction of the Management Company and Mr.
Loeb) in Common Stock since the most recent filing on Schedule 13D. Schedule B hereto sets forth certain information with respect to transactions during the past 60 days by the Offshore Fund (at the direction of the Management Company and Mr. Loeb) in Common Stock.

     All of the transactions set forth on Schedules A and B were effected in open market transactions on the New York Stock Exchange. Other than as set forth on Schedule A, since the most recent filing on Schedule 13D there were no transactions in the Common Stock effected by the Management Company and Mr. Loeb nor, to the best of their knowledge, any of their directors, executive officers, general partners or members. Other than as set forth on Schedule B, during the past 60 days there were no transactions in the Common Stock effected by the Offshore Fund nor, to the best of its knowledge, any of its directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 7.   Material to be Filed as Exhibits

99.3. Amended and Restated Joint Filing Agreement, dated as of July 18, 2008, by and between the Reporting Persons.


                         [Signatures on following page]

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 18, 2008



                                   THIRD POINT LLC

                                   By:  Daniel S. Loeb, Chief Executive Officer


                                   By:  /s/ William Song
                                      ------------------------------------------
                                      Name:   William Song
                                      Title:  Attorney-in-Fact



                                   DANIEL S. LOEB


                                   By:  /s/ William Song
                                      ------------------------------------------
                                      Name:   William Song
                                      Title:  Attorney-in-Fact



                                   THIRD POINT OFFSHORE FUND, LTD.

                                   By:  Daniel S. Loeb, Director


                                   By:  /s/ William Song
                                      ------------------------------------------
                                      Name:   William Song
                                      Title:  Attorney-in-Fact



               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D
                  WITH RESPECT TO THE PHOENIX COMPANIES, INC.]

                                   Schedule A
                                   ----------


                   (Transactions by the Funds in Common Stock
                  since the most recent filing on Schedule 13D)


      Date           Transaction         Shares           Price Per Share($)
      ----           -----------         ------           ------------------

--------------- -------------------- --------------- ---------------------------
    7/14/08               BUY            80,000                  8.359
--------------- -------------------- --------------- ---------------------------
    7/14/08               BUY            145,000                 8.336
--------------- -------------------- --------------- ---------------------------
    7/15/08               BUY            75,000                  8.013
--------------- -------------------- --------------- ---------------------------
    7/15/08               BUY            700,000                 8.039
--------------- -------------------- --------------- ---------------------------
    7/16/08               BUY            75,000                  8.068
--------------- -------------------- --------------- ---------------------------
    7/16/08               BUY            725,000                 8.107
--------------- -------------------- --------------- ---------------------------
    7/17/08               BUY            50,000                   8.79
--------------- -------------------- --------------- ---------------------------
    7/17/08               BUY            100,000                 8.577
--------------- -------------------- --------------- ---------------------------
    7/17/08               BUY            100,000                 8.978
--------------- -------------------- --------------- ---------------------------
    7/18/08               BUY            100,000                 9.041
--------------- -------------------- --------------- ---------------------------
    7/18/08               BUY            100,000                 9.126
--------------- -------------------- --------------- ---------------------------

                                   Schedule B
                                   ----------


               (Transactions by the Offshore Fund in Common Stock
                            during the past 60 days)


      Date           Transaction         Shares           Price Per Share($)
      ----           -----------         ------           ------------------

--------------- -------------------- --------------- ---------------------------
    5/20/08               BUY             17,900                 10.241
--------------- -------------------- --------------- ---------------------------
    5/20/08               BUY              9,200                 10.268
--------------- -------------------- --------------- ---------------------------
    6/30/08              SELL            (18,100)                7.610
--------------- -------------------- --------------- ---------------------------
    7/01/08               BUY             23,000                 7.552
--------------- -------------------- --------------- ---------------------------
    7/01/08               BUY             74,000                 7.572
--------------- -------------------- --------------- ---------------------------
    7/02/08               BUY             67,800                 7.783
--------------- -------------------- --------------- ---------------------------
    7/02/08               BUY             74,100                 7.723
--------------- -------------------- --------------- ---------------------------
    7/02/08               BUY             75,700                 7.730
--------------- -------------------- --------------- ---------------------------
    7/03/08               BUY             38,000                 7.755
--------------- -------------------- --------------- ---------------------------
    7/03/08               BUY             61,900                 7.766
--------------- -------------------- --------------- ---------------------------
    7/07/08               BUY             115,000                7.715
--------------- -------------------- --------------- ---------------------------
    7/07/08               BUY             71,200                 7.731
--------------- -------------------- --------------- ---------------------------
    7/08/08               BUY             62,300                 8.150
--------------- -------------------- --------------- ---------------------------
    7/08/08               BUY             19,700                 8.121
--------------- -------------------- --------------- ---------------------------
    7/08/08               BUY             48,800                 8.100
--------------- -------------------- --------------- ---------------------------
    7/09/08               BUY             112,000                8.353
--------------- -------------------- --------------- ---------------------------
    7/09/08               BUY             39,200                 8.393
--------------- -------------------- --------------- ---------------------------
    7/09/08               BUY             63,900                 8.507
--------------- -------------------- --------------- ---------------------------
    7/10/08               BUY             92,400                 8.498
--------------- -------------------- --------------- ---------------------------
    7/10/08               BUY             108,900                8.471
--------------- -------------------- --------------- ---------------------------
    7/10/08               BUY             62,100                 8.538
--------------- -------------------- --------------- ---------------------------
    7/11/08               BUY              6,600                 8.456
--------------- -------------------- --------------- ---------------------------

--------------- -------------------- --------------- ---------------------------
    7/11/08               BUY             15,400                 8.445
--------------- -------------------- --------------- ---------------------------
    7/11/08               BUY             62,100                 8.484
--------------- -------------------- --------------- ---------------------------
    7/14/08               BUY             46,300                 8.359
--------------- -------------------- --------------- ---------------------------
    7/14/08               BUY             89,800                 8.336
--------------- -------------------- --------------- ---------------------------
    7/15/08               BUY             42,500                 8.013
--------------- -------------------- --------------- ---------------------------
    7/15/08               BUY             433,300                8.039
--------------- -------------------- --------------- ---------------------------
    7/16/08               BUY             53,200                 8.068
--------------- -------------------- --------------- ---------------------------
    7/16/08               BUY             453,900                8.107
--------------- -------------------- --------------- ---------------------------
    7/17/08               BUY             37,200                  8.79
--------------- -------------------- --------------- ---------------------------
    7/17/08               BUY             69,400                 8.577
--------------- -------------------- --------------- ---------------------------
    7/17/08               BUY             62,300                 8.978
--------------- -------------------- --------------- ---------------------------
    7/18/08               BUY             73,400                 9.041
--------------- -------------------- --------------- ---------------------------
    7/18/08               BUY             66,500                 9.126
--------------- -------------------- --------------- ---------------------------